April 7, 2005

Via Hand Delivery

Impreso, Inc.
652 Southwestern Blvd.
Coppell, Texas 75019
Attn: Marshall D. Sorokwasz

Re: Request for Records

Dear Mr. Sorokwasz:

     Under oath, I hereby affirm that the following statements are true under penalty of perjury under the laws of the United States or any state. Pursuant to Section 220(b) of Delaware General Corporation Law (the “DGCL”), this letter shall constitute a written demand on Impreso, Inc. (the “Company”) to permit Thomas R. Kincaid (the “Stockholder”) to inspect, and to make copies and extracts from, the books and records of the Company and its subsidiaries related to the Director and Officer Liability Policies of the Company and its subsidiaries in effect for 2001, 2002, 2003, 2004 and 2005, and any supplements, amendments or correspondence relating thereto (collectively, the “D&O Policies”). The Stockholder is a beneficial owner of stock in the Company in accordance with evidence of which is attached hereto as Exhibit A. The Stockholder hereby certifies that Exhibit A is a true and correct copy of what it purports to be.

     This demand is made for purposes of investigating performance by the Company’s management and pursuing any applicable remedies, which is a proper purpose under the laws of the state of Delaware.1 The Stockholder is concerned that management and the Board of Directors is running the Company in a manner that is inconsistent with their fiduciary duties. There are numerous situations where the Board or management has taken or authorized transactions that benefit officers and directors personally rather than all of the stockholders. The Stockholder desires to seek recourse on behalf of all of the stockholders for these actions, and is entitled to inspect sufficient information to effectively address the problem.2 Therefore, the Stockholder is requesting inspection of the D&O Policies to determine whether they in any way limit the Stockholder’s ability to obtain financial recovery against management and the Board for their misconduct.

     The Company’s continued attempts to block the reasonable requests of the Stockholder for books and records inspection demonstrate the bad faith of the Company, its Board and its management. The continual delay is evidence of the continued wrongdoing by management. To suggest that the Stockholder call Mr. Sorokwasz to discuss the issue rather than to provide access to the requested books and records reflects a continuing attitude that is inconsistent with the exercise of fiduciary duties. Further, the fact that in-house counsel to the Company indicated that these books and records would be available at a specific time and place and then hired

[1]	Security First Corp. v. U.S. Die Casting & Dev. Co., 687 A.2d 563 (Del. 1997) (finding that investigating mismanagement is a proper purpose); Khanna v. Covad Communs. Group, 2004 Del. Ch. LEXIS 11 (Del. Ch. Jan 23, 2004) (finding that the Plaintiff was entitled to inspection of books and records to evaluate a potential derivative action claiming breach of fiduciary duty).

[2]	Khanna, 2004 Del. Ch. LEXIS 11 (finding that a stockholder who demands inspection based on alleged corporate wrongdoing is entitled to inspect enough information to effectively address the problem).

outside counsel (at a cost the Company cannot afford) to respond that the books and records would not be made available further demonstrates the continuing mismanagement.

     The Stockholder desires to pursue a remedy on behalf of all stockholders and needs to review the D&O Policies in order to proceed.

     The Stockholder will be present at the Company’s principal executive offices at 652 Southwestern Blvd., Coppell, Texas 75019, at 9:00 a.m. on April 14, 2005, to inspect the D&O Policies. In accordance with Section 220(c) of the DGCL, if the Company does not respond to this demand as requested, the Stockholder will apply to the Court of Chancery for an order to compel the inspection.

Very truly yours,

/s/ Thomas R. Kincaid

Thomas R. Kincaid
1125 S. Ball St. Suite 104 Grapevine, TX 76051

cc:	Donald E. Jett (w/encl.)
Tammy Yahiel (w/encl.)